UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)*


                              INTEGRAL SYSTEMS, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45810H107
--------------------------------------------------------------------------------
                                  (CUSIP Number)

                              Bradley L. Finkelstein
                         Wilson Sonsini Goodrich & Rosati
                             Professional Corporation
                               650 Page Mill Road
                          Palo Alto, California 94304
                                 (650) 493-9300
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                 August 18, 2010
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  Page 1 of 6 Pages

SCHEDULE 13D/A
CUSIP No.  45810H107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Vintage Partners, L.P.
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               1,750,000
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         1,750,000
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,750,000
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     9.9%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------
                                  Page 2 of 6 Pages


SCHEDULE 13D/A
CUSIP No.  45810H107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Vintage Partners GP, LLC
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               1,750,000
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         1,750,000
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,750,000
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     9.9%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     OO
-------------------------------------------------------------------------------
                                  Page 3 of 6 Pages



SCHEDULE 13D/A
CUSIP No.  45810H107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Vintage Capital Management, LLC
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               1,750,000
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         1,750,000
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,750,000
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     9.9%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     OO
-------------------------------------------------------------------------------
                                  Page 4 of 6 Pages



SCHEDULE 13D/A
CUSIP No.  45810H107
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Brian R. Kahn
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
-------------------------------------------------------------------------------

3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            None
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               1,750,000
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         1,750,000
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,750,000
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     9.9%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                                  Page 5 of 6 Pages


SCHEDULE 13D/A
CUSIP No.  45810H107
-------------------------------------------------------------------------------

      This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (SEC) on July 16, 2010, on behalf of Vintage Partners, L.P., Vintage Partners GP, LLC, Vintage Capital Management, LLC and Brian R. Kahn (the Schedule 13D). Unless set forth below, all disclosure previously included in the Schedule 13D are unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the
Schedule 13D.

Item 4.  Purpose of Transaction

The following amends and restates in its entirety the last paragraph of Item 4:

     On August 18, 2010, the Reporting Persons delivered a letter to the Issuer with respect to recent changes approved by the Board of Directors to the Issuers corporate governance. In the letter, the Reporting Persons express concern with respect to these changes and urge the Board to repeal the governance changes or submit them to a binding stockholder vote. The
Reporting Persons also encourage the Company to provide the Reporting Persons information concerning the Companys business. A copy of the letter is attached hereto as Exhibit 1 and incorporated herein by reference.

     The Reporting Persons reserve the right to formulate other plans and/or other proposals, and take such actions with respect to their investment in the Issuer, including any other or all of the actions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit 1: Letter to the Board of Directors of Integral Systems, Inc. dated
           August 18, 2010.

                                      SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 18, 2010

                                           /s/ BRIAN R. KAHN
                                            ----------------------------------
                                            Brian R. Kahn, for (i) himself;
                                            (ii) as Manager of Vintage Partners
                                            GP, LLC, for itself and as General
                                            Partner of Vintage Partners, L.P.;
                                            and (iii) as Managing Member of
                                            Vintage Capital Management, LLC,
                                            Investment Manager of Vintage
                                            Partners, L.P.

                                  Page 6 of 6 Pages